

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 16, 2017

William Dumo Mejia
President and Principal Executive Officer
MWF Global Inc.
Baccuit Sur, Bauang,
La Union, Philippines

> **Re: MWF Global Inc.**
> **Registration Statement on Form S-1**
> **Filed July 24, 2017**
> **File No. 333-219419**

Dear Mr. Mejia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risks Related to Our Company, page 7

2. We note your disclosure that you will establish a separate bank account and all proceeds will be deposited into that account. We also note that your principal executive offices are located outside of the United States and that your sole officer and director is currently a non-resident of the United States. In this regard, please provide disclosure here or elsewhere in your prospectus, if applicable, regarding the risks associated with your bank account being located in a non-U.S. jurisdiction.

3. As your operations initially will be in the Philippines, please describe any material impact of foreign currency exchange fluctuations on your business.

Dilution, page 16

4. It appears if all the shares offered are sold you would have net proceeds after offering expenses of $89,988. Further, we note your stockholders' equity as of April 30, 2017 was $3,135. It appears your post offering net tangible book value would be $93,123. Please update all of your dilution calculations to be as of the latest balance sheet date.

5. The multiple presentations of dilution should be in a comparable format such that a user can readily compare the potential dilution that would result from the various scenarios presented. In addition, the computation of dilution to new investors should be separate from the comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Please revise.

Description of Business, page 21

6. Please disclose, if known, the sources and availability of raw materials for producing your belts, and the names of your principal suppliers. See Item 101(h)(4)(v). In this regard, we note your disclosure on page 25 that you have identified a supplier and on page 9 that you will rely on a "minimal number of suppliers". Also, clarify whether you will produce or purchase the belts.

Market Analysis, page 22

7. Please supplementally provide us with the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management's belief:

    *   "[a]s the [water buffaloes'] horns grow they may cause the animals discomfort;"

    *   the sector you propose to enter is "growing rapidly;"

    *   "green industry practices not only enjoy favorable public sentiment and the psychic income of a lower carbon footprint, but increased cost savings;"

    *   consumers are "more willing to help boutique manufacturers and support third world producers and are willing to pay higher prices when the consumer feels that a Company can provide these products."

Competition, page 22

8. Please tell us how the competitors listed are comparable to you. In this regard, we note that at least one of them does not sell any goods.

Statements of Operations, pages F-4 & F-12

9. Please advise the amount of accounting fees that have been included in general and administrative for the periods ending January 31, 2017 and April 30, 2017. Please describe the services and the periods to which they relate to. Please also tell us the amount of accounting fees that you estimate to incur as a result of the offering that are included on page 32. Finally, please advise whether the estimate of accounting fees includes any fees incurred through the most recent practical date.

Note 1-Nature of Operations and Basis of Presentation, pages F-7 and F-14

10. We note your auditors provided a going concern paragraph in their report on page F-2. We also note that you included going concern disclosure in your audited and unaudited interim financial statements. Please note that management has a disclosure obligation under ASC 205-40-50-13 to affirmatively state whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued after considering management's plans. If substantial doubt is not alleviated, then the disclosure requirements of ASC 205-40-50-13a-c should be provided. Please revise or advise.

Income taxes, pages F-8 and F-15

11. Please explain what is meant by "substantially enacted tax rates" and how your policy complies with US GAAP.

Note 5 - Income taxes, page F-9

12. You state that you have provided a full valuation allowance against your deferred tax asset balance although the line item entitled "valuation allowance" shows a value of $(4). Please revise your discussion or the amount of valuation allowance to be consistent with each other.

Management Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 25

13. The meaning of your last sentence in the first paragraph under this caption is unclear. Please review and clarify this sentence in light of the narrative which precedes it. Additionally, please disclose here, or in an appropriate place in your filing what would

occur if you sell less than 25% of the shares in your offering, and no additional funding is secured either through Mr. Mejia or other investors. In this regard, we note your stated objective on page 26 to maintain your filing and reporting obligations.

14. Please clarify the state of the development of your website and your social media presence, including whether consumers will be able to purchase products through your website and whether you are still in the process of purchasing a domain name.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Jennifer López, Staff Attorney, at (202) 551-3792, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products